February 9, 2010

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Mail Stop 4631
Washington, D.C. 20549
Attn:   Pamela A. Long, Assistant Director
           Hagen J. Ganem, Staff Attorney

Re:	Electro Rent Corporation (“Company”)
 Form 10-K for the Fiscal Year ended May 31, 2009 Filed August 12, 2009 (“2009 Annual Report”)
 Definitive Proxy Statement on Schedule 14A Filed September 4, 2009 (“2009 Proxy Statement”)
 File No. 000-09061
 Securities and Exchange Commission Comment Letter Dated January 27, 2010

Dear Ladies and Gentlemen:

We are in receipt of your letter dated January 27, 2010 (“Letter”), which sets forth Securities and Exchange Commission (“Commission”) comments to our Company’s 2009 Annual Report and 2009 Proxy Statement.  Our response is keyed to the comments set forth in the Letter.

In connection with our response, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in our filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 10-K

Item 1.  Business, page 3

1.	In future filings, please disclose the principal methods of competition in your industry. See Item 101(c)(1)(x) of Regulation S-K.

Company Response

The Commission’s comment is duly noted, and in future filings on Form 10-K, we will expand our disclosure to include the principal methods of competition in our industry.

2.
In future filings, please disclose your long-lived assets by geography over the last three fiscal years.  Alternatively, provide a cross-reference to this information in your financial statements.  See Item 101(d)(1)(ii) of Regulation S-K.

Company Response

The Commission’s comment is duly noted, and in future filings on Form 10-K, we will disclose long-lived assets by geography over the last three fiscal years or provide a cross reference to this information in our financial statements.

Item 9A.  Controls and Procedures, page 17

3.
We note that your disclosure controls and procedures are effective to the extent set forth under the subheading “Evaluation of Disclosure Controls and Procedures.”  However, your disclosure does not provide the full definition of “disclosure controls and procedures,” as defined in Rule 13a-15(e) of the Exchange Act.  Please confirm to us that your disclosure controls and procedures were effective as of May 31, 2009, insofar as they are designed to ensure that information required to be disclosed by you in the reports you file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms, and they include, without limitation, controls and procedures designed to ensure that information required to be disclosed by you in the reports you file or submit under the Exchange Act is accumulated and communicated to your management, including your principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.  In addition, in future filings please either use the full definition of disclosure controls and procedures or state that your disclosure controls and procedures are effective or ineffective, without defining them.

Company Response

The Commission’s comment is duly noted.

We confirm to you that our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures were effective as of May 31, 2009, insofar as they are designed to ensure that information required to be disclosed in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms, and they include, without limitation, controls and procedures designed to ensure that information required to be disclosed in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

In future filings on Form 10-K and Form 10-Q, we will either use the full definition of disclosure controls and procedures or state that our disclosure controls and procedures are effective or ineffective without defining them.

Item 15.  Exhibits and Financial Statement Schedules, page 19

4.
Please file with your next periodic report or, if you prefer, a current report on Form 8-K, the agreements (including all of their exhibits and schedules) underlying both your $10 million revolving credit line and your arrangements with UBS regarding your auction rate securities, as described on page 9 of your 2009 Annual Report.  Please refer to Item 601(b)(10) of Regulation S-K.

Company Response

The Commission’s comment is duly noted, and we will file the agreements with our next report on Form 10-Q for the quarterly period ended February 28, 2010.

Exhibits 31.1 and 31.2

5.
In future filings, please file your certifications exactly as set forth in Item 601(b)(31)(i) of Regulation S-K, which should include the phrase “(the registrant’s fourth fiscal quarter in the case of an annual report)” in paragraph 4(d).  Please also comply with this comment in your future quarterly reports on Form 10-Q.

Company Response

The Commission’s comment is duly noted, and in future filings on Form 10-K and Form 10-Q, we will file our certifications exactly as set forth in Item 601(b)(31)(i) of Regulation S-K, which will include the phrase “(the registrant's fourth fiscal quarter in the case of an annual report)” in paragraph 4(d).

Definitive Proxy Statement on Schedule 14A

Transactions with Related Persons, page 9

6.
We note your disclosure that “Mr. Greenberg” personally rents space in two of your office buildings.  However, it appears that more than one Mr. Greenberg qualifies as a “related party.”  Therefore, in future filings, please disclose Mr. Greenberg’s first name and clarify the basis on which he is a related person.  See Instruction 1 to Item 404(a) of Regulation S-K.

Company Response

The Commission’s comment is duly noted, and in future filings of our Proxy Statement (or if applicable, our Form 10-K), we will disclose the related person as Mr. Daniel Greenberg, our Chief Executive Officer.

Executive Compensation, page 10

Grants of Plan-Based Awards, page 17

7.
In future filings, please include in this table estimated future payouts under non-equity incentive plan awards, such as, for example, your revised annual cash incentive plan for 2010 and beyond.  Please refer to Item 402(d) of Regulation S-K.

Company Response

The Commission’s comment is duly noted, and in future filings of our Proxy Statement (or if applicable, our Form 10-K), the table will be revised to include estimated future payouts under non-equity incentive plan awards [to the extent that such payouts are determinable].

Sincerely,

/s/Craig R. Jones
Craig R. Jones
Vice President and Chief Financial Officer
Electro Rent Corporation